UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)

ZORO MINING CORP.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

98977W201

(CUSIP Number)

Sociedad Gareste Limitada
Van Buren 208, Copiapo, Chile

Telephone: (801) 788-4539
011 56 52 525 284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Harold Gardner
22604 South 215th Street,
Queen Creek, AZ  85242
(480) 987-3741

December 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 98977W201

1	names of reporting persons Sociedad Gareste Limitada
2	check the appropriate box if a member of a group (See Instructions ) (a) ☐ (b) ☐
3	sec use only
4	source of funds (See Instructions ) OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Chile
number of shares beneficially owned by each reporting person with	7	sole voting power: 7,770,000
	8	shared voting power: NIL
	9	sole dispositive power: 7,770,000
	10	shared dispositive power: NIL
11	aggregate amount beneficially owned by each reporting person: 7,770,000
12	check if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11): 27.6% (1)
14	type of reporting person (See Instructions ): CO
________
(1)  Based on 28,201,536 shares of the Issuer’s common stock issued and outstanding as of December 2, 2009.

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.00001 per share, of Zoro Mining Corp., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Company is 3040 North Campbell Avenue #110, Tucson, Arizona 85719.

Item 2.  Identity and Background.

(a)	Name and background information.

This Schedule 13D is being filed by Sociedad Gareste Limitada (“Gareste” or the “Reporting Person”), a corporation formed under the laws of Chile.

Harold Gardner is a Co-Managing Partner of Gareste and a 50% owner of Gareste.

Eduardo Esteffan is the other Co-Managing Partner of Gareste and a 50% owner of Gareste.

(Mr. Gardner, and Mr. Esteffan acting as executive officers, managing partners, and control persons of Gareste are sometimes referred to herein as the “Control Persons”).

(b)	Residence or Business Address.

The address of the principal office of Gareste is Van Buren 208, Copiapo, Chile.

Mr. Gardner’s principal business address is 3040 North Campbell Avenue #110, Tucson, Arizona 85719.

Mr. Estefan’s principal business address is Van Buren 208, Copiapo, Chile.

(c)	Present Principal Occupation or Employment.

The principal business of Gareste is minerals exploration facilitation and related administration.  Gareste is the designated operator of the Issuer in Chile.

Mr. Gardner’s present principal occupation is as a businessman. Mr. Gardner is Chief Operating Officer, VP Business Development and a director of the Issuer.  Mr. Gardner also consults to the Issuer via his affiliate, Pro Business Trust, which has an address of 3040 North Campbell Avenue #110, Tucson, Arizona 85719.

Mr. Esteffan’s present principal business is minerals exploration and administration.

(d)	Criminal Proceedings.

During the past five years, neither Gareste nor, to Gareste’s knowledge, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

(e)	Civil Proceedings.

During the past five years, neither Gareste nor, to Gareste’s knowledge, any of its executive officers, directors, or controlling persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.
Gareste is a corporation formed under the laws of Chile. Mr. Gardner is a U.S. citizen. Mr. Esteffan is a citizen of Chile.

Item 3.   Source and Amount of Funds and Other Consideration.

On December 2, 2009, Gareste acquired 7,770,000 shares of the Issuer’s common stock at a deemed issuance price of $0.50 per share as consideration for the sale of certain mineral properties to the Issuer, pursuant to a transaction as more fully described below.

Effective on November 24, 2009, the Issuer’s Board of Directors authorized the execution of a mineral assets option agreement dated effective as of September 23, 2009 (the “Agreement”) among each of Gareste, Twaine Assets SA, Agosto Corporation Limited, Yu Cui, Zhao Heng, Ye Bin, Sun Suzhuan and Chen Zou (collectively, the “Parties”).  In accordance with and subject to the terms and provisions of the Agreement, the Issuer acquired a 100% legal and beneficial interest in and to twelve property mineral exploration concessions covering nearly 2,900 hectares in a dry lake bed with inflow waters and subsurface brines known as the Piedra Parada Salar, and eight mineral exploration concessions encompassing roughly 2,300 hectares at the Fritis precious metals project, both located in Chile’s Atacama Region III.

In further accordance with the terms and provisions of the Agreement, the Issuer: (i) issued on December 2, 2009 an aggregate of 19,400,000 restricted shares of its common stock proportionately to the vending Parties; (ii) caused to be paid all underlying option, regulatory and governmental payments and assessment work required to keep the mineral property interests in good standing; and (iii) granted to Gareste a 2% net smelter return royalty on the proceeds of any production from each of the Piedra Parada and Fritis properties, capped at $6,000,000 at each property, one-half of which at each property can be repurchased by the Issuer at any time before commencement of any production at that property for the sum of $2,000,000.

Item 4.   Purpose of Transaction.

All of the shares of common stock were acquired pursuant to the sale of mineral exploration properties as described in Item 3 above.

Except as otherwise disclosed herein, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge and belief, any of the Control Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)	Beneficial Ownership.

For the purposes of this Statement, the Reporting Person is reporting herein that as of December 2, 2009, the Reporting Person is the beneficial owner of an aggregate of 7,770,000 (or approximately 27.6%) of the Issuer’s equity securities.

(b)	Power to Vote or Dispose of Shares.

For the purposes of this Statement, the Reporting Person is reporting herein that as of December 2, 2009, the Reporting Person has the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 7,770,000 shares of common stock (or approximately 27.6%) of the Issuer’s common stock.

(c)	Transactions Within the Past 60 Days.

As of December 2, 2009, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person, or to the best of the Reporting Person’s knowledge and belief, by any of the Control Persons other than as disclosed herein or as otherwise disclosed in a Schedule 13D/A that has been filed or is anticipated to be filed by Mr. Gardner at or around the date of filing of this Schedule 13D.

(d)	Certain Rights of Other Persons.

As of December 2, 2009, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person or the Control Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Date the Reporting Person Ceased To Be Beneficial Owner of More Than 5% of the Issuer’s Common Shares.

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2009
SOCIEDAD GARESTE LIMITADA
By: /s/ Harold Gardner
Name: Harold Gardner
Title: Co-Managing Partner